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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-20975
CUSIP NUMBER 88033R 20 5

(Check One):  /X/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: December 31, 1999

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Tengasco, Inc.
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Full Name of Registrant


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Former Name if Applicable

630 Main Avenue -- Suite 500
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Address of Principal Executive Office (Street and Number)

Knoxville, TN  37902
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City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Registrant is unable to complete its financial statements in time to file by the March 30, 2000 filing date. The delay in completing the financial statements is due both the Registrant's inability to provide the Registrant's auditors with certain information and the auditor's inability to complete the financial statements within the required time period. It is expected that the audit will be completed shortly and the Form 10-KSB will be filed by the end of the extension period.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Kenneth N. Miller                  (212)          944 - 2200
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Tengasco, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 28, 2000                By  /s/ Terry W. Piesker
                                        -----------------------
                                        Terry W. Piesker
                                        President



         Tengasco, Inc. (the "Company") expects to have a loss for the year ended December 31, 1999 in the amount of $2,671,923 as opposed to a loss for the year ended December 31, 1998 in the amount of $3,204,394.

         The Company produced revunues of $3,017,252 from its oil and gas wells in Kansas and its Swan Creek location in Tennessee. Production costs from these wells was $2,564,932. The decrease in loss for the year ended December 31, 1999 is attributable primarily to the increase in revenues due to the increase in oil prices in 1999; however, oil production in Swan Creek did increase from 11,222 barrels in 1998 to 21,964 barrels in 1999. Revenues in 1999 were offset by increased production costs and taxes of $2,564,932 compared to $1,943,944 in 1998. These increases in production costs were attributable primarily to well workover costs on several wells in Kansas. Interest expense of $417,497 in 1999 was $157,409 less than previous year due to less debt and funding transactions. Depletion, depreciation and amortization, general and administrative costs, public relations and legal and accounting expense in total were $2,706,746 in 1999 as compared to $2,661,068 in 1998